Exhibit 99.3

I AM CANNABIS

IM Cannabis Corp.

Management's Discussion and Analysis

For the Year and Three Months Ended December 31, 2021

March 31, 2022

Management’s Discussion and Analysis

Management’s Discussion and Analysis

INTRODUCTION

IM Cannabis Corp. (“IM Cannabis” or the “Company”) is a British Columbia company whose business formed on October 11, 2019 as the result of a reverse takeover with IMC Holdings Ltd. (the “Reverse Takeover Transaction”), pursuant to which the Company changed its name from “Navasota Resources Inc.” to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry. The Company’s common shares (the “Common Shares”) trade under the ticker symbol “IMCC” on both the NASDAQ Capital Market (“NASDAQ”) and the Canadian Securities Exchange (“CSE”) as of March 1, 2021 and November 5, 2019, respectively. The Reverse Takeover Transaction is more fully described under “Review of Financial Performance – Share Capital – Financial Background”.

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis for the three months ended March 31, 2022. Throughout this MD&A, unless otherwise specified, references to “we”, “us”, “our” or similar terms, as well as the “Company” and “IM Cannabis” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company, its subsidiaries, Focus Medical Herbs Ltd. and High Way Shinua Ltd.

This MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2022 (the “Interim Financial Statements”) and with the Company’s audited annual consolidated financial statements and the notes thereto for the years ended December 31, 2021 and 2020, (the “Annual Financial Statements”). References herein to “Q1 2022” and “Q1 2021” refer to the three months ended March 31, 2022 and March 31, 2021, respectively, and references to “2021” refer to the year ended December 31, 2021.

The Interim Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the Interim Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods. The Interim Financial Statements include the accounts of the Group, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
IMC Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
High Way Shinua Ltd. (“HW Shinua”)	Israel	Private company over which IMC Holdings exercises “de facto” control under IFRS 10
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”)	Israel	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome”)	Canada	Wholly-owned subsidiary
Trichome JWC Acquisition Corp. (“TJAC”)	Canada	Wholly-owned subsidiary of Trichome
MYM Nutraceuticals Inc. (“MYM”)	Canada	Wholly-owned subsidiary of Trichome
SublimeCulture Inc. (“Sublime”)	Canada	Wholly-owned subsidiary of TJAC
Highland Grow Inc. (“Highland”)	Canada	Wholly-owned subsidiary of MYM International Brands Inc., a wholly-owned subsidiary of MYM
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings

Management’s Discussion and Analysis

All intercompany balances and transactions were eliminated on consolidation.

All dollar figures in this MD&A are expressed in thousands of Canadian Dollars ($), except per share data and unless otherwise noted. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros. All references to “US$” or to “U.S. Dollars” are to United States Dollars. The Company’s shares, options, units and warrants are not expressed in thousands. Prices are not expressed in thousands.

NON-IFRS FINANCIAL MEASURES

Certain non-IFRS financial measures are referenced in this MD&A that do not have any standardized meaning under IFRS, including “Gross Margin”, “EBITDA” and “Adjusted EBITDA”. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable readers to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

The Company complies with IFRS 10 to consolidate the financial results of Focus, a holder of cultivation license on the basis of which IMC Holdings exercises “de facto control”. For a full explanation of the Company’s application of IFRS 10, see “Legal and Regulatory – Restructuring” and “Legal and Regulatory – Risk Factors – Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control”.

For the period ended March 31, 2022, the Company analyzed the terms of the definitive agreements with HW Shinua in accordance with IFRS 10 and concluded a requirement to consolidate the financial results of HW Shinua as of the date of signing the definitive agreements therewith. The definitive agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of HW Shinua and the right to obtain all related economic benefits. The completion of the Pharm Yarok Transaction (as defined below) with respect to HW Shinua remains subject to Israeli Medical Cannabis Agency (the “IMCA“) approval, and accordingly the financial results of HW Shinua continue to be consolidated in compliance with IFRS 10. For further information on the Pharm Yarok Transaction, please see “Corporate Highlights and Events” section of the MD&A.

Management’s Discussion and Analysis

EXECUTIVE SUMMARY

OVERVIEW – CURRENT OPERATIONS IN ISRAEL, CANADA AND GERMANY

IM Cannabis is a leading international cannabis company providing premium cannabis products to medical patients and adult-use recreational consumers. With operations in Israel, Canada, and Germany, the world’s three largest federally legal cannabis markets, the Company has developed its own proprietary import/export supply chain in order to efficiently deliver premium cannabis to patients and consumers under a uniform global branding umbrella.

The Company operates in Canada through Trichome and its subsidiaries TJAC and MYM, where it cultivates, processes and sells premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada, and exports premium and ultra-premium medical cannabis to Israel and eventually to Germany.

In Israel, the Company imports, distributes and sells cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs operating through IMC Holdings’ subsidiaries and Focus.

In Germany, the IM Cannabis ecosystem operates through Adjupharm, importing and distributing cannabis to pharmacies for patients and acting as the Company’s entry point for potential Europe-wide distribution in the future.

OUR GOAL - DRIVE PROFITABLE REVENUE GROWTH

Our primary goal is to sustainably increase revenue in each of our core markets in order to build long term shareholder value. By focusing on sustainable revenue growth, while actively managing costs and margins, we believe we can achieve positive EBITDA.

HOW WE PLAN TO ACHIEVE OUR GOAL – FOUR CORE STRATEGIES

Our strategy to grow sustainable revenues consists of:

•
Geographic diversification and preparation to target, upon legalization, new adult-use recreational  cannabis markets in Germany and Israel, while leveraging the cultivation excellence, consumer insights and experienced team in the mature Canadian market.

•
Properly positioned brands with respect to target-market, price, potency and quality, such as the successful mid-2021 launch of WAGNERS in Canada. By Q1 2022, both WAGNERS and Highland Grow were among the top 3 premium and ultra-premium cannabis brands in Ontario (Canada’s largest province) by retail market share.[1]

•	High-quality, reliable supply to our customers and patients, leading to recurring sales.
•	Ongoing introduction of new SKUs to keep consumers and patients engaged.

In order to turn increased revenues into positive EBITDA, we plan to focus on spending discipline and cost efficiencies through vertical integration in 2022.

1 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between January 1, 2022 – March 31, 2022 for dried flower product between $7.50 - $9.99/gram and above $12.99/gram, respectively.

Management’s Discussion and Analysis

RESULTS – SIGNIFICANT REVENUE GROWTH IN Q1 2022

STRATEGY IN DETAIL

GEOGRAPHIES AND NEW MARKETS

The Company operates in the Israeli and German medical cannabis markets and the Canadian recreational market.

Israel

In Israel, we continue to expand IMC brand recognition and supply the growing Israeli medical cannabis market with our branded products. The Company offers patients locally grown and imported medical cannabis through its cultivation partners and continues to focus on importing premium indoor-grown dried cannabis from our licensed cultivation facilities operated by TJAC and MYM in Canada (the “Canadian Facilities”) and our world-leading cannabis suppliers and supply partners. For more information, see “High-Quality, Reliable Supply – Canada”. In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our globally integrated supply chain and coordinated team of compliance, regulatory and purchasing professionals, the Company is well-positioned to address the ongoing needs of medical cannabis patients in Israel.

Since the beginning of 2021, the Company has focused on entering additional segments of the medical cannabis market in Israel, including the distribution and retail segments. The acquisitions of Israeli pharmacies Pharm Yarok, Vironna and Oranim Pharm (collectively, the “Israeli Pharmacies”) positions IM Cannabis as one of the largest distributors of medical cannabis in Israel. We are focused on building a vertically-integrated retail chain, providing IM Cannabis products directly to Israeli medical cannabis patients, accessing and leveraging market data as well as providing a deeper understanding of consumer preferences. The acquisition of the Israeli Pharmacies allows the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call centre and online operations, achieves higher margins on direct to patient sales and creates the opportunity for up-sales across a growing range of products.

Management’s Discussion and Analysis

Through the Panaxia Transaction (as defined herein), the Company acquired home-delivery services and an online retail footprint, operating under the name “Panaxia-to-the-Home”, as well as a customer service centre (“Panaxia-to-the-Home”). The Company’s acquisition of Rosen High Way, a trading house, and the Panaxia trading house license (the “Panaxia GDP License”) will expand its sales channels, distribution, delivery and storage capacity, and strengthen the Group’s ability to reach its medical cannabis patients directly. Following the acquisition of the Israeli Pharmacies, IMC Holdings has become, through its recently acquired subsidiaries, a licensed medical cannabis retailer in Israel, and has vertically integrated its Israeli operations. The Company expects that these acquisitions will increase revenue and margins from its Israeli medical cannabis market activities. For more information see “Corporate Highlights and Events” section of the MD&A.

Canada

Following the completion of the Company’s acquisition of Trichome on March 18, 2021 (the “Trichome Transaction”) and MYM on July 9, 2021 (the “MYM Transaction”), the Company’s global cannabis platform evolved to include operations in the adult-use recreational cannabis market in Canada and supplemented its established medical cannabis operations in Israel and Germany.

Through its wholly-owned subsidiary, TJAC, Trichome operates as a licensed producer of cannabis products in the Canadian cannabis market and sells adult-use recreational cannabis products under the popular WAGNERS brand. WAGNERS is widely available at cannabis retailers throughout Canada, with the exception of the province of Quebec.

MYM operates through its wholly-owned subsidiary, Highland, a licensed producer. Each of Highland and Sublime produce cannabis products for the adult-use recreational cannabis market under the popular Highland Grow brand. Highland Grow is widely available at cannabis retailers throughout Canada, with the exception of the province of Quebec.

The Trichome Transaction and the MYM Transaction are complementary to each other and the larger IM Cannabis ecosystem. The WAGNERS brand targets the premium cannabis market segment (ranging from $7.50-$9.99 per gram at the consumer level), while Highland targets the ultra-premium market segment (at a price range starting at $12.99 per gram at the consumer level). The Trichome Transaction and the MYM Transaction offer the Company an efficient, vertically integrated avenue to provide product to the Israeli and German markets.

The Canadian cannabis market is more mature than the other jurisdictions in which we operate, yet market growth is still expected to continue to grow in the coming years, with estimated market growth from $1.05 billion in Q1 2022 ($4.2 billion annualized)2 to $6.7 billion in annual sales by 2026.3 The Company continues to capitalize on numerous opportunities to grow its market share within Canada, including:

●	Anticipated expansion into Quebec, which accounts for approximately 23% of Canada’s population.

2 Based on HiFyre Data for period between January 1 – March 31, 2022.
3 BDSA, https://www.globenewswire.com/news-release/2021/09/21/2300624/0/en/BDSA-Reports-Global-Cannabis-Sales-Surge-41-YoY-in-2021-Will-Surpass-62-Billion-by-2026.html

Management’s Discussion and Analysis

●	Launching new SKUs, products, and formats to meet consumer demand.
●	Continuing to expand competitive market share in key Canadian cannabis markets, of which Ontario is Canada’s largest:
•	In Ontario, WAGNERS has increased from 0% market share in May 2021 to over 8% in the premium dried flower segment for the month of April 2022.[4]
•	Highland held over 10% market share in the ultra-premium segment in Ontario in April 2022.[5]
●	Engaging directly with current and prospective customers, retailers, and consumers, and expanding the number of retail locations our products are available in.

Germany

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany, which is currently the largest medical cannabis market in Europe.6 Leveraging our global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is on importing premium indoor-grown dried cannabis from its Canadian Facilities, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities.

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its new state-of-the-art, approximately 8,000 square foot warehouse space and EU-GMP production facility in Germany that was completed in July 2021 (the “Logistics Centre”), and its network of distribution partners to expand into other jurisdictions across the continent. The Company expects that the Logistics Centre will allow the Company to execute all aspects of its supply chain, including the repackaging of bulk cannabis and distribution capabilities.

BRANDS

The IMC brand is well-known in the Israeli medical cannabis market. Leveraging its long-term success in the Israeli market, the Company launched the IMC brand in Germany in 2020.

Following the Company’s entry into the Canadian adult-use recreational cannabis market, the Company is now leveraging its vertical integration and applying a multi-country strategy and using its global platform and exporting its Canadian WAGNERS and Highland Grow brands to the Israeli and German medical cannabis markets. The Company believes that the sale of WAGNERS and Highland Grow into the Israeli and German markets can satisfy the increasing demand of both Israeli and German patients for indoor grown high-THC premium cannabis.

4 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between April 1 – April 30, 2022 for dried flower product between $7.50 - $9.99/gram.
5 Ibid for dried flower product above $12.99/gram.
6 The European Cannabis Report – Edition 6, p. 93 -   https://prohibitionpartners.com/reports/

Management’s Discussion and Analysis

Israeli Medical Cannabis Business

The Company currently sells the IMC and WAGNERS brands in the Israeli market.

The IMC brand established its reputation in Israel for quality and consistency over the past 10 years. In September 2021, a survey of licensed medical cannabis patients showed that the IMC brand strain, Roma, is one of the top four most popular selling medical cannabis strain in Israel.7

In association with Focus, the Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

In 2021, IMC was rebranded with a refreshed logo, packaging, design language and tone, with a bold new design to better position itself in the competitive Israeli medical cannabis market, also introducing a variety of available products for medical cannabis patients. The IMC brand launched four different product lines as part of its rebranding:

The Signature Collection – The IMC brand’s high-quality product line with greenhouse grown, high-THC cannabis flowers. The Signature collection of products currently includes well known cannabis dried flowers such as Roma, Tel Aviv and London as well as newer strains launched in 2021 such as Mango Mint.

The Reserve Collection – The IMC brand’s premium product line with indoor-grown, high-THC cannabis flowers. Launched in Q1 2022 with BC Pink Kush.

The Craft Collection – The IMC brand’s ultra-premium product line with indoor-grown, hang-dried and hand-trimmed, high-THC cannabis flowers. Including exotic and unique cannabis strains such as Peanut Butter MAC, Wedding Crasher and Alien Sin Mint Cookies.

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain specific cannabis extracts including high-THC Roma oil, balanced Paris oil and Super CBD.

7 According to a survey published in Mako news website (September 2021, Israel) (HE).

Management’s Discussion and Analysis

imc
Roma
T20/C4
imc
London
T15/C3
imc
Tel Aviv
T20/C4
imc
Mango Mint
T20/C4
imc
Dairy Queen
T15/C3

imc
BC Pink Kush
T20/C4

imc
Alien SinMint Cookies
T20/C4
imc
Peanut Butter MAC
T20/C4
imc
Cherry Punch
T20/C4
imc
Wedding Crasher
T20/C4

IMC
ROMA
שמן קנביס רפואי
Medical Cannabis Oil
IMC Medical Grade
T20/C4
PANAXIA
IMC
SUPER CBD
שמן קנביס רפואי
Medical Cannabis Oil
IMC Medical Grade
T1/C20
Total weight: 10g
PANAXIA
IMC
PARIS
שמן קנביס רפואי
Medical Cannabis Oil
IMC Medical Grade
T10/C10
Total weight: 10g
PANAXIA

The WAGNERS brand launched in Israel in Q1 2022. For more information, please see “New Product Offerings” section of the MD&A.

Canadian Adult-Use Recreational Cannabis Business

In Canada, the Company’s product portfolio consists of dried flower, pre-rolls and pressed hash offerings under the premium WAGNERS brand and ultra-premium Highland Grow brand. The WAGNERS brand was launched by TJAC in mid-2021, while the Highland Grow brand was acquired through the acquisition of MYM in July 2021.

The WAGNERS brand offers high-quality cannabis on a consistent basis and at an approachable price point for consumers. The Highland Grow brand offers cannabis consumers ultra-premium product, curated to their tastes. Both the WAGNERS and Highland Grow brands have proven to be very popular with consumers, each holding a top 3 position in Ontario across their respective price segments (year-to-date in 2022).8

8 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between January 1 – March 31, 2022 for dried flower product between $7.50 - $9.99/gram and above $12.99/gram, respectively.

Management’s Discussion and Analysis

WAGNERS and Highland Grow products are primarily sold in 3.5 gram flower and 3 x 0.5 gram flower pre-roll formats. Other flower formats are available in certain provinces, such as 7 or 14 gram units. Hash is typically sold in 1, 2 and 4 gram formats.

Key WAGNERS flower strains include Dark Helmet, Cherry Jam, Silverback #4, Pink Bubba, Blue Lime Pie, Purple Clementine, Rainforest Crunch, Golden Ghost OG, Tiki Rain, and Turpy Slurpy:

The Highland Grow brand portfolio includes six core flower strains: Gaelic Fire, Diamond Breath, White Lightning, Sensi Wizard, Cherry Burst, and Gas Tank.

In Q1 2022, the Company commenced distribution of a new brand, Dymond Concentrates, which offers high-quality concentrates such as THCA diamonds, caviar, live resin, badder and shatter:

DYMOND™
CONCENTRATES

DYMOND
SHATTER
1G
DYMOND
SHATTER
1G
DYMOND
SHATTER
1G
DYMOND™ CONCENTRATES
HYBRID | BISCOTTI
THCA DIAMONDS
DYMOND™ CONCENTRATES
SATIVA | SOUR PINOT
THCA DIAMONDS
DYMOND™ CONCENTRATES
INDICA
GELATO X G13
LIVE RESIN CAVIAR
DYMOND™ CONCENTRATES
SATIVA | MIMOSA
LIVE RESIN CAVIAR
DYMOND™ CONCENTRATES
SATIVA
SOPHIE'S BREATH
LIVE RESIN
DYMOND™ CONCENTRATES
HYBRID | RUNTZ
LIVE RESIN
DYMOND™ CONCENTRATES
HYBRID | POUND CAKE
LIVE RESIN BADDER

Management’s Discussion and Analysis

German Medical Cannabis Business

In Germany, the Company sells IMC-branded dried flower products. The medical cannabis products sold in the German market are branded generically as IMC so as to rely on the Company’s brand recognition in establishing a foothold with German healthcare professionals. The Company’s IMC-branded cannabis products were launched in Germany with one high THC flower strain in 2020. In Q4 2021, Adjupharm launched a flower strain second high THC strain and two full spectrum extracts. In Q1 2022 Adjupharm launched a third strain, a high CBD flower, to offer a more complete portfolio to German physicians and patients.

In July 2021, Adjupharm was recognized by the German Brand Institute with the “German Brand Award 2021”, recognizing its excellence in brand strategy and creation, communication and integrated marketing. The competitive advantage in Germany also lies in the Group’s track record, experience and brand reputation in Israel and proprietary data supporting the possible effectiveness of medical cannabis for the treatment of a variety of conditions.

IMC CANNABISBLÜTEN
SORTE: C01
High CBD, Hybrid
IMC CANNABISBLÜTEN
SORTE: T01
High THC, Indica
IMC CANNABISBLÜTEN
SORTE: T03
High THC, Indica
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
10:10 B100
Eingestellter Cannabisextrakt
DAB 2020
BALANCED, SORTE: B100
THC
Inhalt: 30 ml
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
25:1 T100
Eingestellter Cannabisextrakt
DAB 2020
HIGH THC, SORTE: T100
THC
Inhalt: 30 ml

HIGH-QUALITY, RELIABLE SUPPLY

Israel

Over the last decade, Focus was the primary cultivator of medical cannabis products sold under the IMC brand in the Israeli market, as an IMCA licensee permitted to cultivate medical cannabis at the Focus cultivation facility (the “Focus Facility”). In April 2022, the Company announced an operational update and a new strategic imperative designed to enhance the Group’s organizational efficiencies. The Company announced that it would close the Focus Facility in Q2 2022 and focus on leveraging its global import of medical cannabis from its Canadian Facilities and third-party suppliers of quality medical cannabis. To supplement growing demand, Company will continue to purchase medical cannabis from third-party cultivation facilities in Israel and will rely on its existing inventory of proprietary genetics.

Since 2021, the Company has focused on securing additional supply from its supply partners from outside of Israel, leveraging its improved purchasing capabilities and global presence, as well as facilitating the import of indoor-grown premium and ultra-premium cannabis from the Canadian Facilities. Importing from the Canadian Facilities aligns with the Company’s strategy of acquiring Trichome and MYM to serve as a long term, reliable source of supply to both the Israeli and German markets.

Following cultivation in Israel or the import of medical cannabis in accordance with Israeli regulations, the medical cannabis products are then packed by contracted licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Management’s Discussion and Analysis

Canada

In Canada, our primary customers are provincially-owned cannabis wholesalers who in turn sell to private and public retail locations where the consumer ultimately purchases cannabis products.

The Company supplies the WAGNERS and Highland Grow brands through a combination of internally cultivated production from the Canadian Facilities in Ontario, Quebec, and Nova Scotia. To diversify the Company’s supply lines, the Company also purchases carefully curated cannabis to match its consumers’ demands and expectations.

The following table describes the Canadian Facilities:

Facility	Location	Description
Manitou Facility	Ontario	Flagship 32,050 square metre facility, with approximately 4,340 square metre of cultivation space
Trillium Facility	Ontario	Approximately 1,400 square metre processing and cultivation facility
Sublime Facility	Quebec	Approximately 930 square metre cultivation and storage facility
Highland Facility	Nova Scotia	Approximately 530 square metre cultivation and storage facility

The Manitou Facility, Trillium Facility, and Sublime Facility are operated by TJAC and the Highland Facility is operated by Highland. The Canadian facilities are authorized to cultivate and process cannabis pursuant to their Health Canada-issued licenses (the “TJAC Licenses” and the “MYM License”, respectively), however, only the Trillium Facility and the Highland Facility hold licenses to sell cannabis on a non-B2B basis.

Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and the Logistics Centre as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market from various EU-GMP certified European and Canadian suppliers. The completion of the Logistics Centre upgraded Adjupharm’s production technology and increased its storage capacity to accommodate its anticipated growth. The Company is also focused on exporting products into Germany from its Canadian Facilities, which offers Adjupharm a reliable long term source of supply with minimal risks inherent in the supply chain.

Management’s Discussion and Analysis

Adjupharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution and import/export licenses granted to it by the applicable German regulatory authorities (the “Adjupharm Licenses”).

NEW PRODUCT OFFERINGS

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

In conjunction with its Israeli cultivation partners growing cannabis in Israel, the Company is also importing premium cannabis from its Canadian Facilities and third-party suppliers. Canadian indoor-grown cannabis commands a premium to the Israeli consumer.

In Q1 2022, the Company launched the BC Pink Kush cannabis flowers under its Reserve Collection and another cannabis flower product, Berlin, as part of its Signature Collection.

The WAGNERS brand launched in Israel in Q1 2022, with premium indoor-grown cannabis from the Canadian Facilities. For the first time in the Israeli market, the WAGNERS brand introduced premium, imported, indoor-grown flower at a competitive price point, which is due in large part to the Group’s vertically integrated global supply chain reducing costs across the chain.

The WAGNERS brand currently offers its Cherry Jam and Dark Helmet products in Israel with additional products expected to launch later in 2022.

We also plan to launch the Highland Grow brand in Israel later in 2022.

Canada

The Company has amassed a portfolio of more than 150 cannabis strains through the MYM Transaction and is regularly evaluating and bringing new strains to market.

Management’s Discussion and Analysis

The Company plans to launch four new strains in Q2 2022: Tiki Rain, Rainforest Crunch, Golden Ghost OG, and Turpy Slurpy:

In Q2 2022, Highland plans to launch pre-rolls in Ontario, which is Canada’s largest provincial cannabis market. Additionally, in Q2 2022, the Company introduced two new strains in Ontario and other provinces, under the Highland Grow brand: Diamond Breath and Gas Tank.

Management’s Discussion and Analysis

The Company’s distributed brand, Dymonds Concentrates, is bringing to market varieties of infused pre-rolls:

DYMOND™
CONCENTRATES

THC
DYMOND
DYMOND CROWN OG
THC
DYMOND
LEMOSA JET PACK
THC
DYMOND
FACE MNTZ JET PACK

Germany

IM Cannabis is also currently in the process of launching its popular Canadian WAGNERS brand in the German medical cannabis market, by importing cannabis flower from its Canadian Facilities. The expansion of our portfolio shows our commitment to German physicians and patients to provide the best available strains in the global cannabis market, and the opportunity to tailor treatments for each individual medical cannabis patient.

CORPORATE HIGHLIGHTS AND EVENTS

KEY HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2022

In the first quarter of 2022, the Company continued to execute on its 2021 strategy to expand its business operations through the completion of several strategic acquisitions in Israel. The Company’s key highlights and events for the three months ended March 31, 2022 include:

Supply Partnership for Import of Premium Medical Cannabis to Israel

In Q1 2022, the Group introduced to the Israeli medical cannabis market, cannabis products from Flowr Corporation (“Flowr”), a Canadian licensed producer of ultra-premium adult-use recreational and medical cannabis products, pursuant to a three-year supply agreement entered between Focus and Flowr and the receipt of the first shipment in Q4 2021.

Strategic Executive Management Changes

On January 13, 2022, the Company announced the following changes to its management team: Yael Harrosh, previously IM Cannabis’s General Counsel, Business Director and Corporate Secretary, was promoted to global Chief Legal and Operations Officer, effective immediately; Rinat Efrima was appointed the new Chief Executive Officer of IMC Holdings and joined the Company in Q1 2022.

Management’s Discussion and Analysis

First Import to Israel of Cannabis from the Company’s Canadian Facility

In Q1 2022, Focus imported premium indoor-grown Canadian cannabis flowers from TJAC and an additional supply partner, marking an important milestone in the execution of the IM Cannabis’ strategic objectives of vertical integration. The Group commenced the sale of the imported cannabis flowers under its WAGNERS brand in the Israeli medical cannabis market in the first quarter of 2022.

Focus Revolving Credit Facility

In January 2022, Focus entered into a revolving credit facility with Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 (approximately $6,000) and has a one-year term for on-going needs and 6-month term for import and purchase needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest of Israeli prime interest plus 1.5% (estimated to be approximately 3.3%) per annum.

TJAC Revolving Credit Facility

On March 29, 2022, the Company’s subsidiary, TJAC, increased the limit on a revolving credit facility (the “Revolver”) from $10,000 to $15,000, to better support the working capital needs associated with its global supply chain and the growing demand for its premium Canadian-grown cannabis. In addition, the available borrowing base increased as the Company’s sales and operations increased in size. Amounts drawn under the Revolver are margined against eligible accounts receivable and inventory and are secured against the assets of the Company’s Canadian subsidiaries. In connection with increasing the limit on the Revolver, the term of the Revolver was extended to May 2023. For more information on the Revolver, see “Review of Financial Performance – Liquidity and Capital Resources – Additional Liquidity” section of the MD&A.

Entering the Retail Segment in Israel by Acquiring Panaxia’s Largest Retail and Online Pharmacy Business

On March 14, 2022, IMC Holdings acquired from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel Ltd. group of companies (collectively, “Panaxia”), the trading house license (“Panaxia GDP License”) following receipt of the requisite IMCA approval. The transaction (the “Panaxia Transaction”) is further described in the Company’s annual information form dated March 31, 2022 ((the “Annual Information Form”) that is available on the Company’s SEDAR profile at www.sedar.com. The Panaxia Transaction includes a further option to acquire, for no additional consideration, a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised (“Panaxia Pharmacy Closing”). The Panaxia Pharmacy Closing is expected to occur in Q3 2022.

Management’s Discussion and Analysis

Acquisition of Leading Israeli Retailer and Distributor – Pharm Yarok Group

On March 14, 2022, IMC Holdings completed the acquisition of Pharm Yarok, a leading medical cannabis pharmacy located in central Israel and Rosen High Way trade and distribution centre providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel, as further described in the Annual Information Form (the “Pharm Yarok Transaction”). In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 523,700 Common Shares were issued at a deemed price of $2.616 for aggregate proceeds of approximately $1,370. The calculation of the deemed price was based on the average closing price of Common Shares on the CSE over the 8 trading day period immediately preceding March 14, 2022.

Acquisition of Leading Israeli Pharmacy – Vironna

On March 14, 2022, IMC Holdings completed the acquisition of 51% of the issued and outstanding ordinary shares of Vironna (the “Vironna Transaction”), as further described in the Annual Information Form. Vironna is a pharmacy licensed to dispense and sell medical cannabis and one of the leading pharmacies serving patients in the Arab population in Israel.  The Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Vironna Transaction was completed for total consideration of NIS 8,500 (approximately $3,330), comprised of NIS 5,000 (approximately $1,900) in cash and NIS 3,500 (approximately $1,350) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 3,750 (approximately $1,400) was paid at signing of the definitive agreement and the remaining NIS 1,250 (approximately $490) will be paid post-closing of the Vironna Transaction. In satisfaction of the share consideration component, the Company issued 485,362 Common Shares at a deemed issue price of US$2.209 per share (approximately $2.809), calculated based on the average closing price of the Common Shares on the NASDAQ for the 14 trading day period immediately preceding closing. The shares issued are subject to a staggered three-month lockup commencing on the date of issuance.

Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy – Oranim Pharm

On March 28, 2022, IMC Holdings completed the acquisition of 51% of the rights in Oranim Pharm Partnership (“Oranim Pharm”), through the acquisition of Oranim Plus, as further described in the Annual Information Form (the “Oranim Transaction”). Oranim Pharm is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area the Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. In satisfaction of the cash consideration component, NIS 5,202 (approximately $2,100) were paid at signing of the definitive agreement and NIS 5,202 will be payable in the first quarter of 2023, pursuant to new payment terms agreed by the parties. In satisfaction of the share consideration component, the Company issued 251,001 Common Shares at a deemed issue price of US$1.9 per share (approximately $2.37) per share, calculated based on the average closing price of the common shares of the Company on the NASDAQ for the 14 trading day period immediately preceding March 28, 2022. The shares issued are subject to a staggered three-month lockup commencing on the date of issuance.

Management’s Discussion and Analysis

Closure of Sde Avraham Farm in Israel

At the end of the first quarter of 2022, the Company resolved new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, Focus decided to close its Sde Avraham cultivation farm that it owns and operates. Focus has an exclusive commercial agreement with IM Cannabis to distribute its production under the IMC brand. Focus will complete the closure of the Sde Avraham cultivation farm during the second quarter of 2022. The closure of Sde Avraham farm will allow the Company to better leverage its fully licensed import-export supply chain and focus on importing premium and ultra-premium products from its subsidiaries in Canada and other leading Canadian suppliers. IM Cannabis will continue to support the cultivation sector in Israel by concentrating on purchasing from third-party cultivation facilities in Israel that have advanced technological greenhouses and will rely on existing inventory of proprietary genetics.

SUBSEQUENT EVENTS

Biome Grow Inc. Default

On April 4, 2022, the Company issued a Notice of Event of Default and Acceleration (the “Notice of Default”) to Biome Grow Inc. and its subsidiary, Cultivator Catalyst Corp. (together the “Borrowers”) for a total outstanding principal plus accrued and unpaid interest of approximately $2,680 (the “Loan”), after several failed attempts to engage the Borrowers regarding an extension and repayment of the Loan. On April 20, 2022, the Company issued a demand letter to the Borrower seeking immediate payment, along with a Notice to Enforce Security pursuant to section 244 of the Bankruptcy and Insolvency Act (Canada). On May 3, 2022, MYM filed an application with the Ontario Supreme Court to appoint a receiver to take control of the Borrower’s assets, including the security, to effect repayment of the Loan. In July 2020, approximately one year prior to the Company’s acquisition of MYM, MYM entered into the Loan and related security agreements with the Borrowers. As part of the Loan, the Borrowers agreed to repay all outstanding principal and accrued and unpaid interest no later than January 31, 2022. The amount of the Loan and interest payable is secured by assets held in escrow by the Borrowers pursuant to a general security agreement.

Management’s Discussion and Analysis

REVIEW OF FINANCIAL PERFORMANCE

FINANCIAL HIGHLIGHTS

Below is the analysis of the changes that occurred for the three months ended March 31, 2022. Commentary is provided below.

	For the three months ended March 31		For the year ended December 31
	2022	2021	2021
Revenues	$23,569	$8,767	$54,300
Gross profit before fair value impacts in cost of sales	$6,354	$4,627	$11,882
Gross margin before fair value impacts in cost of sales (%)	27%	53%	22%
Operating Loss	$(11,549)	$(1,705)	$(38,389)
Net income (loss)	$(10,741)	$4,715	$(18,518)
Net income (loss) per share attributable to equity holders of the Company - Basic	$(0.14)	$0.11	$(0.31)
Loss per share attributable to equity holders of the Company - Diluted	$(0.17)	$(0.06)	$(0.66)

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021
Average net selling price of dried flower (per Gram) [1]	$6.23	$4.94	$4.90
Average net selling price of other cannabis products (per Gram)[2]	$2.76	-	$4.70
Quantity harvested and trimmed (in Kilograms)[3]	1,744	131	4,770
Quantity of other cannabis products sold (in Kilograms)[1]	1,085	-	1,033
Quantity of dried flower sold (in Kilograms)	3,035	1,185	8,410

Notes:
1.	Cannabis selling prices in the Canadian market are characterized by lower selling prices than dried flowers in the Israeli and German market.
2.	Including other cannabis products such as Concentrates, Kief, Hash and Pre-rolls.
3.	Harvested flowers, after trimming and ready for manufacturing.

Management’s Discussion and Analysis

The Overview of Financial Performance includes reference to “Gross Margin”, which is a non-IFRS financial measure that the Company defines as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures” and “Metrics and Non-IFRS Financial Measures” sections of the MD&A.

OPERATIONAL RESULTS

The Company believes that there are a number of key factors creating tailwinds to facilitate further industry growth. In Israel, the number of licensed medical patients has increased by 36% in 2021 and is expected to continue growing in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positions IM Cannabis as one of the largest distributors of medical cannabis in Israel. In Canada, the adult-use recreational cannabis market is expected to grow from $1.07 billion in Q4 2021 ($4.3 billion annualized)9 to $6.7 billion in annual sales by 2026.10 In Germany, the newly elected coalition government has endorsed the legalization of adult-use cannabis. While no specific legislation has yet been tabled and any implementation will take time, the Company believes that Germany has the potential to be the second largest federally legal, adult-use market in the world. Additionally, the Company has seen an increase in the number of patients paying out-of pocket for medical cannabis products in Germany, which the Company believes is supportive of its business plan as it relies less on the need for patients insurance coverage for re-imbursement. The outlook for the Company is further supported by its focus on the cultivation and distribution of premium cannabis products exclusively, which the Company believes to be in the greatest demand in all of its markets, faces less competition, and therefore is less likely to face significant price competition. Notwithstanding the above, the Israeli cannabis market has become increasingly competitive and the ability to import premium cannabis from Canada is a key determinant of success in Israel. The cannabis industry in Canada remains highly competitive and generally oversupplied, particularly in value products, and in part due to the ongoing viability of the illicit market. The German medical cannabis market has been slower to develop due to the difficulty in medical patients accessing prescriptions and insurance re-imbursements. In each of the Company’s markets, the Company must navigate evolving customer and patient trends in order to be competitive with other suppliers of medical cannabis products.

9 Based on HiFyre Data for period between October 1 – December 31, 2021.
10 BDSA, https://www.globenewswire.com/news-release/2021/09/21/2300624/0/en/BDSA-Reports-Global-Cannabis-Sales-Surge-41-YoY-in-2021-Will-Surpass-62-Billion-by-2026.html

Management’s Discussion and Analysis

REVENUES AND GROSS MARGINS

Revenues

The main revenues of the Group are generated from sales of medical cannabis products to customers in Israel and Germany as well as products to the recreational market in Canada. The three reportable geographical segments in which the Company operates are Israel, Canada and Germany.

For the three months ended March 31:

	Israel		Canada		Germany		Adjustments		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues	$12,403	$4,344	$10,568	$1,256	$598	$3,167	$-	$-	$23,569	$8,767
Inter-segment revenues	$-	$-	$663	$-	$-	$-	$(663)	$-	$-	$-
Total revenues	$12,403	$4,344	$11,231	$1,256	$598	$3,167	$(663)	$-	$23,569	$8,767
Segment income (loss)	$(6,620)	$1,040	$(2,690)	$763)	$(1,028)	$230	$-	$-	$(10,338)	$507
Unallocated corporate expenses	$-	$-	$-	$-	$-	$-	$(1,211)	$(2,212)	$(1,211)	$(2,212)
Total operating (loss) income	$(6,620)	$1,040	$(2,690)	$(763)	$(1,028)	$230	$(1,211)	$(2,212)	$(11,549)	$(1,705)
Depreciation & amortization	$407	$306	$1,368	$61	$62	$18	$-	$-	$1,837	$385

The consolidated revenues of the Group for the three months ended March 31, 2022 were attributed to the sale of medical cannabis products in Israel and Germany, as well as from the sale of adult-use recreational cannabis in Canada.

●
Revenues for the three months ended March 31, 2022 and 2021 were $23,569 and $8,767, respectively, representing an increase of $14,802 or 169%. The increase in revenues was mainly attributed to the acquisitions in Israel and Canada since March 31, 2021.

●
Revenues from the Israeli operation were attributed to the sale of medical cannabis through the Company’s agreement with Focus and the consolidation of revenues from the Company’s acquisition of the Israeli Pharmacies.

●	Revenues from the Company’s Canadian operation include revenues from the sale of adult-use recreational cannabis in Canada through the acquisitions of TJAC and MYM.
●	In Germany, Company revenues were attributed to the sale of medical cannabis through the Company’s subsidiary Adjupharm.
●
Total dried flower sold for the three months ended March 31, 2022 was 3,035kg at an average selling price of $6.23 per gram compared to 1,185kg for the same period in 2021 at an average selling price of $4.94 per gram, derived mainly from the higher average selling price per gram the Company recognized through the acquisition of the Israeli pharmacies in Israel.

Management’s Discussion and Analysis

●
The increase in revenues related to dried flower in the three months ended March 31, 2022 is attributable to deliveries made under the Focus’ sales agreements to pharmacies and revenues generated from Adjupharm, Trichome, MYM, and the Israeli subsidiaries.

●
Total other cannabis product sold for the three months ended March 31, 2022 was 1,085kg at an average selling price of $2.76 per gram as compared to $nil in the three months ended March 31, 2021. Other cannabis products include kief, hash and pre-rolls and are attributable to Trichome and MYM and the sales of the WAGNERS, Highland and Sublime brands in 2022.

Cost of Revenues

Cost of revenues is comprised of cultivation costs, purchase of materials and finished goods, utilities, salary expenses and import costs, including the purchase of raw materials, production, product testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

Management’s Discussion and Analysis

The following table quantifies each significant unobservable input, and also provides the impact that a 10% increase/decrease in each input would have on the fair value of biological assets grown by the Company:

			10% change as of
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
	In CAD		In Thousands of CAD
Average selling price per gram of dried cannabis	$3.79	$3.64	$474	$296
Average post-harvest costs per gram of dried cannabis	$0.77	$1.16	$280	$140
Attrition rate	27%	27%	410	100
Average yield per plant (in grams)	48	47	392	228
Average stage of growth	53%	47%	387	212

●	The cost of revenues for the three months ended March 31, 2022 and 2021 were $17,215 and $4,140, respectively, representing an increase of $13,075 or 316%.

Focus, Highland and TJAC expect net cost of revenues to vary from quarter to quarter based on the number of pre-harvest plants, after harvest plants, the strains being grown and technological progress in the trimming machines.

Gross Profit

The Company’s formula for calculating gross profit includes:

●	production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

●	materials and finished goods purchase costs;

●	a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest); and

●	a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Gross profit also includes the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit for the three months ended March 31, 2022 and 2021 was $6,570 and $5,028, respectively, representing an increase of $1,542 or 31%.

Management’s Discussion and Analysis

Gross profit included gains (losses) from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $216 and $401 for the three months ended March 31, 2022 and 2021, respectively. Fair value adjustments were impacted primarily due to lower valuation to unrealized biological assets during the three months ended March 31, 2022.

EXPENSES

General and Administrative

General and administrative expenses for the three months ended March 31, 2022 and 2021 were $9,042 and $4,913, respectively, representing an increase of $4,129 or 84%.

The increase in the general and administrative expense is mainly attributable to the growing corporate activities in Israel and Canada following the Company’s acquisitions in 2021. The expenses derived mainly from professional services, legal fees and other consulting services. The general and administrative expenses are comprised mainly from salaries to employees in the amount of $3,192, professional fees in the amount of $2,022, depreciation and amortization in the amount of $920, and insurance costs in the amount of $841.

Selling and Marketing

Selling and marketing expenses for the three months ended March 31, 2022 and 2021 were $3,720 and $1,190, respectively, representing an increase of $2,530 or 213%. The increase in the selling and marketing expenses was due mainly to the Company’s increased marketing efforts in Israel, brand launch in Germany, and increased distribution expenses relating to the growth in sales and consolidation of selling and marketing expenses of entities acquired in 2021.

Share-Based Compensation

Share-based compensation expense for the three months ended March 31, 2022 and 2021 was $1,610 and $630, respectively, representing an increase $980 or 156%. The increase was mainly due to the grant of new incentive stock options (“Options”).

Financing

Financing income (expense), net, for the three months ended March 31, 2022 and 2021 was $555 and $6,923, respectively, representing a decrease of $6,368 or 92%. The change for the period was mainly due to the updated valuation of the Company’s 2019 Broker Compensation Options, the 2019 Listed Warrants, the 2019 Unlisted Warrants, the 2021 Broker Compensation Options and the 2021 Offered Warrants (collectively, the “Warrants”) and other financial instruments affected by the Company’s decreased share price in the amount of $2,688 and $7,160 respectively.

NET INCOME/LOSS

Net income (loss) for the three months ended March 31, 2022 and 2021 was $(10,741) and $4,715, respectively, representing a net loss increase of $15,456 or 328%. The net loss increase related to factors impacting net income from operations described above, and finance income driven by revaluation of warrants and other financial instruments in the amount of $2,688, which were recorded against liability on the grant day and were re-evaluated at March 31, 2022 through profit or loss.

Management’s Discussion and Analysis

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic loss per share is calculated by dividing the net profit attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic Income (Loss) per Common Share for the three months ended March 31, 2022 and 2021 were $(0.14) and $0.11 per Common Share, respectively.

Diluted Income (Loss) per Common Share for the three months ended March 31, 2022 and 2021 were $(0.17) and $(0.06) per Common Share, respectively.

TOTAL ASSETS

Total assets as at March 31, 2022 were $281,068, compared to $287,388 as at December 31, 2021, representing a decrease of $6,320 or 2%. This decrease was primarily due to restructuring of and the resulting depreciation of right-of-use assets and property plant and equipment in the amount of approximately $3,385.

Intangible Assets

On March 18, 2021, the Trichome Transaction was completed whereby the Company acquired all of the issued and outstanding securities of Trichome for a total Common Share consideration valued at approximately $99,028. Upon completion of the Trichome Transaction, the businesses of IM Cannabis and Trichome have been combined.

●
Through the Trichome Transaction, the Company recognized goodwill of approximately $67,269 and intangible assets, primarily attributed to the cultivation license, worth approximately $6,458 (based on a preliminary purchase price allocation). The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome, as well as value attributed to the assembled workforce, which is included in goodwill. The goodwill recognized is not expected to be deductible for income tax purposes.

●
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally. As of the date of the Interim Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist had been obtained.

Management’s Discussion and Analysis

On July 9, 2021, the Company completed the MYM Transaction. As a result, the company recognized goodwill of approximately $39,932 and intangible assets consisting of brand name and customer relationships worth approximately $17,200 (based on a preliminary purchase price allocation study). The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and MYM, as well as value attributed to the assembled workforce, which is included in goodwill. The goodwill recognized is not expected to be deductible for income tax purposes.

●
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. As of the date of the approval of the Interim Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist has not been obtained. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally.

Investment in Xinteza

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700 (approximately $2,165 as of December 31, 2021) paid in several installments (the “Xinteza SPA”). As of March 31, 2022, the Company has paid all outstanding installments pertaining to the Xinteza SPA and currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. On February 24, 2022, IMC Holdings entered into a simple agreement for future equity with Xinteza, under which IMC Holdings paid US$100 (approximately $125), in exchange for right to certain shares of Xinteza.

TOTAL LIABILITIES

Total liabilities as at March 31, 2022 were $82,708, compared to $82,443 at December 31, 2021, representing an decrease of $265 or nil%. The decrease was mainly due to a decrease of $3,203 in purchase consideration payable and $2,675 in Warrants, offset by an increase of $6,024 in bank loans and $1,080 in trade payables.

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31, 2022, the Company recorded revenues of $23,569. In addition, Company collected $333 in proceeds from the exercises of warrants, 2019 Broker Compensation Options (defined below) and Options.

In the plan for use of available funds mentioned in the Company’s Base Shelf Prospectus, the Company have provided the following information:

Uses of Available Funds (Net)	Amount ($)	Actual amount used ($)	Variances
CAPEX Activities	$4,340	$2,758	$(1,582)
M&A and investments	$14,880	$16,510	$1,630
Working capital	$11,750	$11,750	$-
General corporate activities	$8,652	$8,604	$48
TOTAL	$39,622	$39,622	$-

Variances in use of proceeds:

Capital Expenditure Activities – The Company made an analysis process regarding its capital expenditure activities in Israel at the end of 2021. Due to its strategic review the company lowered its capital expenditure investments in Israel.

M&A Activity – Following the completion of the Trichome Transaction and MYM Transaction, the Company continued its M&A strategy in Israel and paid additional $1,630 in connection with the acquisitions of the Israeli Pharmacies.

Additional Liquidity

On May 14, 2021, the Company’s subsidiary, TJAC, entered into the Revolver for $5,000 with a private Canadian creditor. The Revolver has an initial term of 12 months that can be extended upon the mutual agreement of both parties. Per annum interest is equal to the greater of (i) 9.75% and, (ii) the Toronto Dominion Bank prime rate, plus 7.30%. The Revolver has a standby fee of 2.40% per annum, which is charged against the unused portion. Advanced amounts are secured against the assets of TJAC and Trichome, with Trichome providing a guarantee for the Revolver. To maintain the Revolver, TJAC must abide by certain financial covenants, such as the maintenance of a tangible net worth greater than $5,000 and a debt service coverage ratio of 2:1. On September 23, 2021, TJAC increased the limit on the Revolver from $5,000 to $7,500 and added Highland’s assets to the Revolver borrowing base. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows. On October 18, 2021, TJAC and MYM increased the limit on the Revolver to $10,000. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows. On March 29, 2022, the limit on the Revolver increased from $10,000 to $15,000 and was renewed for an additional 12 months.

Management’s Discussion and Analysis

In January 2022, Focus entered into the Mizrahi Facility which is guaranteed by certain Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 (approximately $6,000) and has a one-year term for on-going needs and 6-month term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest of Israeli prime interest plus 1.5% (approximately 3.3%) per annum.

The Company believes that the generated cash flow from working capital in the different jurisdictions in which it operates, as well as future financing rounds and debt raises will meet all of its future capital requirements. In evaluating its capital requirements and the ability to fund the execution of its strategy, the Company believes it has adequate availability to meet its working capital and other operating requirements, fund growth initiatives and capital expenditures, settle its liabilities, and repay scheduled principal and interest payments on debt for at least the next twelve months.

The Company has ensured that it has access to public capital markets through its CSE and NASDAQ listings and continues to review and pursue selected external financing sources to ensure adequate financial resources. These potential sources include, but are not limited to (i) obtaining financing from traditional or non-traditional investment capital organizations and (ii) obtaining funding from the sale of the Company’s securities. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. We expect to continue funding these purchases with our available cash, cash equivalents and short-term investments. Therefore, we are subject to risks including, but not limited to, our inability to raise additional funds through financings to support our continued development, including capital expenditure requirements, operating requirements and to meet our liabilities and commitments as they come due.

As at March 31, 2022, the Company had a working capital surplus of $25,647, compared to working capital surplus of $29,955 as at December 31, 2021. The decrease in working capital of $4,308 was primarily due to increase in inventory, trade and other receivables, offset by trade and other payables including purchase consideration payable. As of March 31, 2022, the Company had a cash balance of $10,315.

As at March 31, 2022, the Group’s financial liabilities consisted of accounts payable and other accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position at March 31, 2022, management considers liquidity risk to be low.

As at March 31, 2022, the Group has identified the following liquidity risks related to financial liabilities (undiscounted):

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligations	$28,738	$11,478	$14,342	-

Management’s Discussion and Analysis

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of March 31, 2022 are less than one year.

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$25,903	$25,525	$378	$-	$-
Finance Lease Obligations	$28,519	$3,077	$5,845	$5,255	$14,342
Operating Leases	$136	$136	$-	$-	$-
Purchase Obligations[1]	$-	$-	$-	$-	$-
Other Obligations[2]	$-	$-	$-	$-	$-
Total Contractual Obligations	$54,558	$28,738	$6,223	$5,255	$14,342

Notes:
1 “Purchase Obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
2 “Other Obligations” means other financial liabilities reflected on the Company’s statement of financial position.

The Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Interim Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, 69,695,325 of which were issued and outstanding as at the date hereof.

The Common Shares confer upon their holders the right to participate in the general meeting with each Common Share carrying the right to one vote on all matters. The Common Shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

Other Securities

As of March 31, 2022, the Company also has the following outstanding securities which are convertible into, or exercisable or exchangeable for, voting or equity securities of the Company: 4,555,741 Incentive Stock Options, 550,000 Restricted Share Units, 250,045 Compensation Warrants and 134,872 Options and 3,077,209 2021 Offered Warrants. See below “Financial Background” for more information.

Management’s Discussion and Analysis

Financial Background

On October 11, 2019, the Company completed the Reverse Takeover Transaction, effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460,527 subscription receipts (each a “Subscription Receipt”) (on a pre-Share Consolidation (as defined below) basis) of a wholly-owned subsidiary of the Company at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,433. Upon completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit comprised of one (1) common share and one-half of one (1/2) warrant (each whole warrant, a “2019 Listed Warrant”). Each 2019 Listed Warrant was exercisable for one Common Share at an exercise price of $1.30 until October 11, 2021. A total of 9,730,258 2019 Listed Warrants were issued and listed for trading on the CSE under the ticker “IMCC.WT”. The 2019 Listed Warrants expired on October 11, 2021.

The Company also issued the agent who acted on its behalf in connection with the Reverse Takeover Transaction, a total of 1,199,326 2019 Broker Compensation Options (the “2019 Broker Compensation Options”). Following the Share Consolidation, the 2019 Broker Compensation Options were adjusted to require four 2019 Broker Compensation Options to be exercised for one underlying unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Common Share purchase warrant (the “2019 Unlisted Warrant”). Following the Share Consolidation, the 2019 Unlisted Warrants were adjusted to require four 2019 Unlisted Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. The 2019 Broker Compensation Options and the 2019 Unlisted Warrants will expire on August 30, 2022.

As part of the 2021 Offering, the Company issued a total of 3,043,478 2021 Offered Warrants to the purchasers of the 2021 Offered Shares. Each 2021 Warrant exercisable for one (1) Common Share at an exercise price of US$7.20 for a term of 5 years from the date of closing of the 2021 Offering.

The Company also issued a total of 182,609 2021 Broker Compensation Options to the agents who acted on its behalf in connection with the 2021 Offering. Each 2021 Broker Compensation Option is exercisable for one (1) Common Share at an exercise price of US$6.61, at any time following November 5, 2021 until November 5, 2024.  There are 182,609 2021 Broker Compensation Options outstanding.

For the three months ended March 31, 2022 and 2021, the Company recognized a revaluation gain (loss) of $nil and $(16,540), respectively, in the consolidated statement of profit or loss and other comprehensive income, in which the unrealized gain is included in finance income (expense).

As of March 31, 2022, and 2021, there were 3,043,478 and nil 2021 Unlisted Warrants outstanding, respectively, re-measured by the Company, using the Black-Scholes pricing model, in the amount of $3,347 and $nil, respectively. For the three months ended March 31, 2022 and 2021, the Company recognized the revaluation gain (loss) in the consolidated statement of profit or loss and other comprehensive income, in which the unrealized gain is included in finance income (expense).

Management’s Discussion and Analysis

OPERATING, FINANCING AND INVESTING ACTIVITIES

The following table highlights the Company’s cash flow activities for three months ended March 31, 2022 and 2021 and year ended December 31, 2021:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021
Net cash provided by (used in):
Operating activities	$(9,443)	$(7,791)	$(34,372)
Investing activities	$(332)	$(549)	$(9,012)
Financing activities	$5,363	$470	$48,731
Effect of foreign exchange	$824	$237	$(329)
Increase (Decrease) in cash	$(3,588)	$(7,633)	$5,018

Operating activities used cash of $9,443 and $7,791 for the three months ended March 31, 2022 and 2021, respectively. This variance is primarily due to increase in the business activities of the Company including corporate expenses for salaries, professional fees and marketing expenses in Israel, Germany and Canada. In the three months ended March 31, 2022, cash was predominantly used to expand the Company’s Canadian and Israeli operations.

Investing activities used cash of $332 and $549 for the three months ended March 31, 2022 and 2021, respectively. Cash was used to enhance production through the purchase of equipment mainly for Highland and TJAC in the amount of $682 and was offset by repayment of loan receivable in the amount of $350.

Financing activities used cash of $5,363 and $470 for the three months ended March 31, 2022 and 2021, respectively. Most of the cash was derived from receipt of loans during the three month ended March 31, 2022 in the amount of $6,047 offset by payment of lease in the amount of $806.

SELECTED ANNUAL INFORMATION

For the year ended	December 31, 2021	December 31, 2020
Revenues	$54,300	$15,890
Net Loss	$(18,518)	$(28,734)
Basic net income (Loss) per share:	$(0.31)	$(0.74)
Diluted net income (Loss) per share:	$(0.66)	$(0.74)
Total assets	$287,388	$38,116
Total non-current financial liabilities	$31,216	$19,237

Management’s Discussion and Analysis

For the three months ended	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Revenues	$23,569	$20,028	$14,393	$11,112
Net income (Loss)	$(10,741)	$(12,488)	$(5,656)	$(5,089)
Basic net income (Loss) per share:	$(0.14)	$(0.19)	$(0.06)	$(0.10)
Diluted net loss per share:	$(0.17)	$(0.19)	$(0.18)	$(0.23)

For the three months ended	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Revenues	$8,767	$4,900	$5,893	$3,757
Net income (Loss)	$4,715	$(19,976)	$738	$(9,696)
Basic net income (Loss) per share:	$0.11	$(0.13)	$0.004	$(0.52)
Diluted net income (Loss) per share:	$(0.06)	$(0.13)	$0.004	$(0.52)

The Company has consistently increased revenues on a quarterly basis, which is largely attributable to the Group’s acquisition strategy.

METRICS AND NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to certain non -IFRS financial measures including “Gross Margin”, “EBITDA”, and “Adjusted EBITDA”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items.

Management’s Discussion and Analysis

The non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

Gross Margin

Three months ended	March 31, 2022	March 31, 2021

Net Revenue	$23,569	$8,767
Cost of sales	$17,215	$4,140
Gross profit before FV adjustments	$6,354	$4,627
Gross margin before FV adjustments	27%	53%

EBITDA and Adjusted EBITDA

	For the three months ended March 31,		For the year ended December 31,
	2022*	2021*	2021
Operating Loss	$(11,549)	$(1,705)	$(38,389)
Depreciation & Amortization	$1,837	$385	$6,004
EBITDA	$(9,712)	$(1,320)	$(32,385)
IFRS Biological assets fair value adjustments, net	$(216)	$(401)	$1,586
Share-based payments	$1,610	$630	$7,471
Costs related to the NASDAQ listing	$-	$122	$1,296
Restructuring cost	$3,747	$-	$-
Other non-recurring costs	$67	$-	$-
Adjusted EBITDA (Non-IFRS)[1]	$(4,504)	$(969)	$(22,032)

* Acquisition costs, in the amount of $13 and $1,768 for the three months ended March 31, 2022 and 2021, respectively, have not been adjusted in the above-mentioned table. Had these non-operational acquisition costs been adjusted, the Company’s Adjusted EBITDA for the three months ended March 31, 2022 and 2021 would have been $(4,491) and $799, respectively.

The Company’s Adjusted EBITDA for the three months ended March 31, 2022 decreased primarily due to the general and administrative costs mainly attributable to the growing corporate activities in Israel, Canada, and Germany, professional services derived from legal fees and other consulting services, salaries to employees and increased insurance costs upon listing on NASDAQ. Adjusted EBITDA is expected to climb with the full integration of Trichome and MYM as well as the expected synergies from the newly acquired retail activities in Israel.

Management’s Discussion and Analysis

CONTINGENT LIABILITIES AND COMMITMENTS

Rental Liabilities

The table below summarizes the maturity profile of the Group’s lease liabilities based on contractual undiscounted payments (including interest payments):

March 31, 2022:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$3,077	$11,100	$14,342	-

March 31, 2021:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$172	$312	$534	-

The maturity profile of the Company’s other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of March 31, 2022 and 2021, are less than one year.

LITIGATION

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020 the Applicant submitted his response to the Parties’ response. On July 5, 2020 the Applicant was absent from the hearing. As a result, on July 23, 2020 the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020 the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021 a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. Negotiations between the parties have not yet commenced. On November 3, 2021 the court ruled the parties will file an update regarding the mediation procedure, in 30 days. The parties conducted unsuccessful negotiations and are now waiting for a court decision regarding the continuation of the proceedings. On March 14, 2022 the Applicant filed a request to amend the application for approval of a class action.    The submission of a response to the amendment of the application for approval of a class action by the Parties was extended until June 23, 2022.

Management’s Discussion and Analysis

On March 14, 2022, the judge had disqualified herself from hearing the case, and therefore, the case would be redirected.

Due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

Supreme Court of Justice 2335/19 and 8249/2

On March 2019 a petition was filed to the Supreme Court of Israel by the Medical Cannabis Association against the Israeli Ministry of Health (“MOH”) regarding the new regulatory framework of the cannabis market (the “Petition”). Subsequently, additional 10 respondents joined the Petition.

On October 6, 2019, Focus received a decision regarding the Petition, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

●	that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

●	that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

●	that the MOH amends the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

The decision provided for an interim injunction, extending the validity of patient licenses until the earlier of March 31, 2020 or 10 days after the date the MOH reaches a conclusion regarding the price control of medical cannabis products.

According to the decision, Focus was attached to the proceedings as a respondent. Accordingly, Focus filed its response to the petition on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the price committee’s decision on the matter before it, whichever comes first, subject to another court decision.

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, the details of which were to be included in the patient’s existing use license.

In light of several applications by the respondent represented by the state attorney’s office, for extension to file updated notice to the court, the interim injunction was extended on July 30, 2020, until and subject to other decision of the court.

Management’s Discussion and Analysis

On October 29, 2020, the respondents represented by the state attorney’s office filed an update notice stating that the appeals committee unanimously decided against imposing price controls on medical cannabis products and that the prices committee would hold a follow-up hearing in four months. The respondents also requested to update the court again in two months.

On November 25, 2020, the petitioner submitted their response to the respondents’ update.

On March 25, 2021, the respondents represented by the State Attorney’s Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the interim injunction should be canceled. On April 13, 2021, three of the respondents filed a response to the court, requesting to reject the appeal and to cancel the interim injunction.

On April 25, 2021, the petitioner filed a response to the update notice from March 25, 2021, objecting to the position of the respondents represented by the State Attorney’s Office, requesting the court to resolve as requested in the petition and grant the requested remedies to the petitioner. On July 6, 2021, the petitioner filed an urgent request to the court, to issue orders to the respondents represented by the State Attorney’s Office, to request information from corporations engaged in the medical cannabis market in order to continue the examination of the market, according to the Prices Committee’s announcement mentioned above, and requested the court reschedule the September 19, 2021 hearing date to an earlier date. The petitioner’s request was rejected by the court on July 7, 2021, and on September 19, 2021, a hearing was held. On November 16, 2021 the court ruled the motion will delete, and the interim injunction will be cancelled in 10 days. Following a request submitted by the petitioner, on November 15, 2021 the court determined the interim injunction will extend until March 1, 2022. Additional requests submitted for an extension of the interim order were denied.

On December 1, 2021 the Medical Cannabis Association filed a motion to Supreme Court of Justice of Israel for further hearing regarding the court ruling on 2335/19 as detailed above. The petitioner also submitted a request for an exemption from the obligation to pay a fee or deposit a deposit. On February 9, 2022 the petitioner submitted an urgent request for a ruling by the court as well as a request to extend the validity of the interim injunction, for at least three additional months. On February 24, 2022 the court overruled the request for a further hearing in the petition, as well as the request to extend the validity of the interim injunction.

Planning and Construction 66813-06-21 Beer Sheva Magistrate Court

On July 11, 2021 the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court (the “Construction Proceedings”), by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility.

Management’s Discussion and Analysis

On December 6, 2021 the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of this letter no decision has yet been made on the application.

A hearing was initially set to December 1, 2021 but has been postponed to June 13, 2022.

At this preliminary stage, based on the opinion of Focus’ legal counsel, Company management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings. Therefore, no provision has been recorded in respect thereof.

COVID-19 Test Kits Claim, District Court of Stuttgart

On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defence to the Court in which they essentially stated two main arguments for their defense:

1.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather a company named Uniclaro GmbH.

2.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022 Adjupharm filed a response to Stroakmont & Atton’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

The Regional Court of Stuttgart set the date for the conciliation hearing (Güteverhandlung) and the main hearing (Hauptverhandlung) for May 27, 2022.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

Management’s Discussion and Analysis

Initiation of Proceedings for Loan Repayment

On April 4, 2022, MYM issued a Notice of Default and on April 20, 2022, issued a Notice of Intent to Enforce Security pursuant to section 22 of the Bankruptcy and Insolvency Act (Canada) for the outstanding Loan in the amount of $2.680, including accrued and unpaid interest, owing by the Borrowers.  MYM has applied to the Superior Court of Justice in Ontario to appoint a receiver to take control of the Borrowers’ assets, including MYM’s security that is held in escrow, to effect repayment of the Loan. A court date has been scheduled for May 12, 2022 to hear MYM’s application. MYM does not have sufficient information at this time to properly assess the expected outcome of this process.

 For more information see “Subsequent Events” in “Corporate Highlights and Events”.

OFF-BALANCE SHEET ARRANGEMENTS

IM Cannabis had no off-balance sheet arrangements as at March 31, 2022.

TRANSACTIONS WITH RELATED PARTIES

Trichome, through a management service agreement, provided investment management services to the Trichome Financial Cannabis Private Credit LP (the “Fund”) during the year ended December 31, 2021. The Fund has not engaged in any activity in 2022.

Under the Focus Agreement, IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus at its sole discretion and in accordance with Israeli cannabis regulations. See “Restructuring” section of the MD&A.

The Company is a party to Indemnification Agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction. See “Tax Remittance” section of the MD&A.

Other than the aforesaid transactions noted above, the Company had no other transactions with related parties outside of the Group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus due to the restructuring process were adjusted in the Company’s consolidated financial statements following the application of IFRS 10. See the “Legal and Regulatory – Restructuring” section of the MD&A.

PROPOSED TRANSACTIONS

There are no proposed transactions as at the date of this MD&A that have not been disclosed.

CRITICAL ACCOUNTING ESTIMATES

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.          Judgments

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of the share options and expected dividend yield.

Management’s Discussion and Analysis

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. The rates at which the Company can borrow will also vary based on the jurisdiction of the leased property, whether it be Israel, Germany, or Canada. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

b.          Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Assessment of going concern

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

In arriving at this determination, the Company has undertaken a thorough review of the Group’s cash flow forecast and potential liquidity risks. Cash flow projections have been prepared which show that the Group’s operations will be cash generative during the period of at least 12 months from the date of approval of the consolidated financial statements.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 4 of the Annual Financial Statements for further information.

Management’s Discussion and Analysis

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Impairment of property, plant and equipment and finite life intangible assets

The Company assesses impairment of property, plant and equipment and finite life intangible assets when an impairment indicator arises (e.g., change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of intangible assets with indefinite life and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Management’s Discussion and Analysis

Legal claims

In estimating the likelihood of legal claims filed against certain entities of the Group, the Company’s management rely on the opinions of the respective legal counsel of each relevant entity of the Group. These estimations are based on each legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimations.

Deferred tax assets

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Valuation of loans receivable

For loans receivable measured at amortized cost or at Fair Value Through Profit or Loss (“FVTPL”) under IFRS 9 Financial Instruments (“IFRS 9”), judgment is used by the Company in determining the fair value of the loan at inception of the lending arrangement and at each reporting period. The fair value of the loan at any given point in time is calculated based on the present value of estimated future loan payments, discounted using an interest rate that would be charged by another market participant for a financing arrangement with similar characteristics. Judgment is used by the Company in determining what the interest rate would be for sourcing a similar financing arrangement in the market. This can lead to material fair value gains or losses on loans held at FVTPL.

Derecognition and modification of loans receivable

The Company uses judgment in determining whether the change in the terms of the lending arrangement qualifies as a derecognition of the loan or a modification of the loan under IFRS 9. Depending on the Company’s judgment, the manner in which the loan is treated, be it a modification or a settlement, can result in materially different results in interest revenue or other income. If there is a modification in a lending arrangement subsequent to initial recognition, the Company also reassesses the need to modify the expected credit loss associated with the loan.

Share-based payments

The Company uses the Black-Scholes option pricing model in determining the fair value of Options issued to employees. In estimating fair value, the Company is required to make certain assumptions and estimates such as the expected life of the options, volatility of the Company’s future share price, the risk-free rate, future dividend yields and estimated forfeiture rates at the initial grant date.

Management’s Discussion and Analysis

Estimated useful lives and depreciation/amortization of property and equipment, as well as intangible assets

Depreciation and amortization of property and equipment, as well as intangible assets, are dependent upon estimated useful lives which are determined through the exercise of judgment. Estimated useful lives are assessed at the end of each reporting period for any changes in the expected life of the asset and consumption of economic benefits from the use of the asset. Amortization as well as depreciation commences when the asset is first put into use. The expected life of any intangible assets with a finite life are assessed at the end of each reporting period.

Leases

Judgment is used in determining the value of the Company’s right-of-use assets and lease liabilities. The value determined for the Company’s right-of-use assets and lease liabilities can be materially different based on the discount rate selected to present value the future lease payments as well as the likelihood of the Company exercising extensions, termination, and/or purchase options. The discount rate used to present value the future lease payments over the life of the lease is based on the Company’s incremental borrowing rate at inception of the lease. This rate is determined by the Company using judgment.

In determining the value of the Company’s right-of-use assets and lease liabilities, the Company assesses future business plans to determine whether to include certain extension options noted in the lease agreement.

If there is no interest rate implicit in the lease agreement, the Company uses a discount rate that would be charged to a similar borrower, with similar risk characteristics, in a mortgage loan to purchase the leased facility. This discount rate is used to present value the future lease payments in determining the right-of-use asset and lease liability values at inception of the leases.

Revenue recognition

Under IFRS 15 Revenue from Contracts with Customers, judgment is required in recognizing revenue when variable consideration is present in a contract. In certain supply agreements, the Company stands ready to accept returns on cannabis sales, indicating the possibility of variable consideration.

Judgment is used by the Company in determining which of the above two methods of revenue recognition should be used when recognizing revenue from cannabis sales. Moreover, estimates are used by the Company in determining the amount of revenue to recognize upon delivery and acceptance of cannabis inventory to a customer.

Changes in Accounting Policies Including Initial Adoption

The Company’s significant accounting policies under IFRS are contained in the Annual Financial Statements (refer to Note 2 to the Annual Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Management’s Discussion and Analysis

The following new accounting standards applied or adopted during the twelve months ended December 31, 2021, had impact on the Annual Financial Statements:

IFRS 3, “Business Combinations”:

In October 2018, the IASB issued an amendment to the definition of a “business” in IFRS 3, “Business Combinations” (the “2018 Amendment”). The 2018 Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The 2018 Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of “outputs” and “business” by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The 2018 Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted. The 2018 Amendment is not expected to have a material impact on the Company in the current or future reporting periods.

Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (the “2020 Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The 2020 Amendment includes the following clarifications:

●	What is meant by a right to defer settlement;

●	That a right to defer must exist at the end of the reporting period;

Management’s Discussion and Analysis

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The 2020 Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Company is evaluating the possible impact of the 2020 Amendment on its current loan agreements.

FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets[1]	Black - Scholes model (Level 3 category)
2019 Unlisted Warrants[1]	Black - Scholes model (Level 3 category)
2019 Listed Warrants[1]	Market price (Level 1 category)
Loans receivable	Discounted cash flow method (Level 3 category)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized cost (effective interest method)
Trade payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

Notes:
[1]
Finance expense (income) include fair value adjustment of Warrants, investments, and derivative assets measured at fair value, for the three months ended March 31, 2022 and 2021, amounted to $2,688 and $7,160, respectively.

Management’s Discussion and Analysis

The Group has exposure to the following risks from its use of financial instruments:

Share price risk

The Group’s investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

The Company’s board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group’s exposure to investments in unlisted shares measured at fair value was $2,165.

Credit risk

The maximum credit exposure at March 31, 2022, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk

As at March 31, 2022, the Group’s financial liabilities with liquidity risk consist of trade payables and other accounts payable, which have contractual maturity dates within one year, and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position as at March 31, 2022, management considers liquidity risk to be low.

Currency rate risk

As at March 31, 2022, a portion of the Group’s financial assets and liabilities held in Euros, Canadian dollars and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows, as management has determined that this risk is not significant at this point of time.

PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) is the responsibility of management.

Management’s Discussion and Analysis

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

●	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

●	receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

NI 52-109 requires the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to certify that they are responsible for establishing and maintaining DC&P and ICFR for the Company and have concluded that as at March 31, 2022, those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The Company maintains a set of DC&P designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DC&P was completed as of March 31, 2022 under the supervision and with the participation of management, including our CEO and CFO using the criteria set forth in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our CEO and CFO concluded that as at March 31, 2022, the Company’s DC&P and ICFR were effective.

There have been no changes to the Company’s ICFR during the three months ended March 31, 2022 that have materially affected, or are likely to materially affect, the Company’s ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

Management’s Discussion and Analysis

LIMITATION ON SCOPE OF DESIGN

In accordance with Section 3.3 of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has limited the design of its DC&P and ICFR to exclude the controls, policies and procedures of MYM, Pharm Yarok, Rosen High Way, Vironna and Oranim Plus (the “Excluded Entities”), all of which were acquired by the Company or by one of it subsidiaries within 365 days of the end of the interim period ended March 31, 2022.

The Excluded Entities are included in the Interim Financial Statements. On a combined basis, the Excluded Entities’ contributions to the Interim Financial Statements was approximately 52% of total revenues. Additionally, as at March 31, 2022, the current assets and current liabilities of the Excluded Entities, on a combined basis, represented approximately 34% and 23% of the Company’s consolidated current assets and current liabilities, respectively. Combined non-current assets, which includes intangible assets and goodwill from these acquisitions, represented approximately 12% of our consolidated non-current assets. Combined non-current liabilities represented approximately 13% of our consolidated non-current liabilities. Management of the Company is committed to removing this limitation and integrating the Excluded Entities into the Company’s DC&P and ICFR within the timeframe permitted under NI 52-109.

LEGAL AND REGULATORY

RESTRUCTURING

Current Israeli law requires prior approval by the IMCA, a unit of the MOH, of the identity of any shareholder owning 5% or more of an Israeli company licensed by the IMCA to engage in cannabis-related activities in Israel. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify the Company’s share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to engage in cannabis-related activity in Israel.

IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the date of the IMC Restructuring (the “Focus Agreement”). The Focus Agreement sets an aggregate exercise price equal to NIS 765.67 per share of Focus for a total consideration of NIS 2,756,500, that being equal to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus at the time of the IMC Restructuring.

As part of the IMC Restructuring, IMC Holdings and Focus entered into an agreement (the “IP Agreement”) in which Focus shall use the IMC brand on an exclusive basis for the sale of any cannabis plant and/or cannabis product produced by Focus, either alone or together with other sub-contractors engaged by Focus through the IP Agreement. Focus is also obligated through a services agreement (the “Services Agreement”) to exclusively use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services through the Services Agreement.

Management’s Discussion and Analysis

Under the IP Agreement, IMC Holdings charges Focus an amount equal to 25% of its revenues on a quarterly basis, which may be adjusted by mutual consent from time to time, as consideration for Focus’ use of certain trademarks, know-how, technology and maintenance services provided by IMC Holdings.

Under the Services Agreement, IMC Holdings charges Focus an amount equal to IMC Holdings’ cost of providing certain services to Focus plus a 25% mark-up, which may be adjusted by mutual consent from time to time, as consideration for the provision of such services. On January 1, 2021, the Company amended the terms of each of the IP Agreement and the Services Agreement. For more information see “Corporate Highlights and Events” and “Transactions with Related Parties “ section of the MD&A.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the financial statements of Focus continue to be consolidated with those of the Company, despite the fact that the Company does not own Focus.

ISRAELI MARKET DEVELOPMENT 2012-2022

According to Israeli Ministry of Health, as of March 2022, there are 112,390 medical cannabis licensed patients in Israel. A monthly prescription of 4,224,000 grams of cannabis were recorded in March 2022 an increase of 179,000 grams of cannabis from December 2021.11

The chart below reflects the growth in licensed medical cannabis patients in Israel between 2012 to March 2022.12

11 Israel Ministry of Health – licensed patients’ data as of March 2022 - https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-march2022.pdf
12 Ministry of Health – licensed patients’ data as of March 2022 -  https://www.gov.il/BlobFolder/reports/licenses-status-march-2022/he/subjects_cannabis_docs_licenses-status-march-2022.pdf

Management’s Discussion and Analysis

REGULATORY FRAMEWORK IN ISRAEL

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance13 (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.14 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 10615 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).16 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The IMCA has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

13 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [ in English]
https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
14 Israeli Government Res. No. 3609 [in Hebrew], August 7th, 2011 https://www.gov.il/he/Departments/policies/2011_des3609
15 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis
https://www.health.gov.il/hozer/CN_106_2019.pdf  (in Hebrew)
16 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf

Management’s Discussion and Analysis

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,17 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.18.

Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

Currently, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. On April 1, 2022, new regulations came into force, turning the criminal offences of cannabis possession and use for self-consumption into administrative offences that do not impact a criminal record, reducing the penalty to a monetary fine only.

Previous Regime and Price Control

Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount. Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime expired in Q1 2022. For more information, please see “Legal Proceedings and Regulatory Actions – Legal Proceedings – Supreme Court of Justice 2335/19” section of the MD&A.

17 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
18 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Management’s Discussion and Analysis

REGULATORY FRAMEWORK IN CANADA

The Cannabis Act (Canada), as amended, (the “Cannabis Act”) and the Cannabis Regulations (Canada) made under the Cannabis Act (the “Cannabis Regulations”) came into force on October 17, 2018, legalizing the sale of adult-use recreational cannabis. The Cannabis Act and Cannabis Regulations establish a licensing and permitting framework for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of adult-use recreational cannabis.

On October 17, 2019, amending regulations titled the Regulations Amending the Cannabis Regulations came into force that, among other things, expanded the scope of the Cannabis Act and Cannabis Regulations to enable the sale of certain categories of cannabis, including cannabis extracts, topicals and edibles, and set THC content limits for certain categories of cannabis products.

Licensing

The Cannabis Regulations establish six classes of licenses under the Cannabis Act: (i) cultivation licences, including standard cultivation, micro-cultivation and nursery sub-classes; (ii) processing licences, including standard processing and micro-processing sub-classes; (iii) analytical testing licences; (iv) sales for medical purposes licences; (v) research licences; and (vi) cannabis drug licences. These licences are valid for a period of up to five years. Licence requirements and rules differ depending on the class and/or sub-class of the licence.

Security Clearances

Certain people associated with cannabis licensees must hold a valid security clearance issued by Canada’s Minister of Health. For example, in the case of corporations that hold licences for cultivation, processing or sale, directors, officers and other individuals who exercise, or are in positions to exercise, direct control over the corporation are required to hold such a security clearance. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. Accordingly, Health Canada introduced the Cannabis Tracking and Licensing System, whereby licence holders are required to use this online system to submit monthly tracking reports, new license applications and licence renewal requests, among other things. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act provides the Minister with the authority to make a ministerial order that would require licensees to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Management’s Discussion and Analysis

Cannabis Products

The Cannabis Act and Cannabis Regulations, as amended, set out the requirements for the sale of dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, cannabis edibles, cannabis extracts and cannabis topicals. Among other requirements, THC content limits are prescribed depending on the product category.

Packaging & Labelling

The Cannabis Regulations set out detailed requirements pertaining to the packaging and labelling of cannabis products that seek to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products and packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require package labels to include, among other information, the class of cannabis and the name, phone number and email of the licensed cultivator or processor, the standardized cannabis symbol and information pertaining to the THC and CBD content. Specific requirements vary depending on the product category of cannabis.

Promotion

The Cannabis Act prohibits the promotion of cannabis, cannabis accessories and cannabis-related services unless authorized by the Cannabis Act through certain exceptions prescribed in the Cannabis Act and the Cannabis Regulations.

Medical Cannabis

In addition to governance of adult-use recreational cannabis activities, the Cannabis Regulations also govern the regulatory framework associated with medical cannabis in Canada. Prior to the coming into force of the Cannabis Act and Cannabis Regulations, the sale of medical cannabis was permitted under the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”). Although the ACMPR was replaced by the Cannabis Act and Cannabis Regulations, the new rules were not significantly different from the previous rules; changes were made to improve patient access, ensure consistency with adult-use recreational cannabis rules, and reduce the risk of abuse within the medical access system.

Management’s Discussion and Analysis

Provincial and Territorial Regulatory Framework

While the Cannabis Act provides for the regulation of adult-use cannabis production by the federal government, provincial and territorial governments maintain authority to regulate other aspects of adult-use recreational cannabis activities such as sale and distribution, minimum age requirements, and places where cannabis can be consumed. The following chart summarizes the basic adult-use recreational cannabis regimes in place as of the date of this MD&A:

Province or Territory	Minimum Age to Purchase Adult-Use Recreational Cannabis Products	Private and/or Public Operated Retailers	Online Sales
Alberta	18	Private and Public	Yes (Public only)
British Columbia	19	Private and Public	Yes (Public only)
Manitoba	19	Private	Yes
New Brunswick	19	Private and Public	Yes
Newfoundland and Labrador	19	Private and Public	Yes (Public only)
Nova Scotia	19	Public	Yes
Ontario	19	Private and Public	Yes (Public only)
Prince Edward Island	19	Public	Yes
Quebec	21	Public	Yes
Saskatchewan	19	Private	Yes
Northwest Territories	19	Private and Public	Yes (Public only)
Nunavut	19	Private and Public	Yes
Yukon	19	Private and Public	Yes (Public only)

REGULATORY FRAMEWORK IN GERMANY

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the recreational market. So far, however, there have been no visible further developments in this regard. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany.

Management’s Discussion and Analysis

Unlike cannabis, CBD is not subject to German narcotics laws and may or may not be subject to German drug laws, depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food”. In light of the above, various products containing CBD can be found in the German market. There are currently various court decisions that problematize CBD in food (specifically food supplements) and in cosmetics (specifically: mouth oil). On the one hand, CBD is regarded as a medicinal substance and therefore unsuitable for use in a foodstuff, on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff).

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany. The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licences for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 4.30 euros per gram.

The Cannabis Agency has no influence on the actual retail price of medical cannabis products and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name.

Import volumes and procedures. The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency.

Management’s Discussion and Analysis

Dispensing Exclusively via Pharmacies. Medical cannabis products imported pursuant to an import license under the BtMG and AMG/BtMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

No U.S. Cannabis-Related Activities

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

RISK FACTORS

The Company has implemented risk management governance processes that are led by the board of directors, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IM Cannabis currently competes is complex, competitive and changing rapidly, and its business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to the Group’s business that may have affected or may affect the Group’s business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the Annual Information Form. For additional risk factors, readers are directed to the Company’s most recent Annual Information Form, which is (a) available under the Company’s issuer profile on SEDAR at www.sedar.com, and (b) incorporated into and forms part of the Company’s annual report on Form-40F filed on EDGAR at www.sec.gov. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

Credit Risk

The maximum credit exposure as of March 31, 2022, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Group’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis. As of March 31, 2022, the Group had one loan outstanding with a total balance of approximately $2,680. As security on the Loan, the Borrowers hold approximately 745,000 Common Shares which cannot be sold without the proceeds from any sale of the security being provided to the Company as repayment for the Loan until the balance is fully discharged. For more information see “Subsequent Events” section of the MD&A.

Management’s Discussion and Analysis

The expected credit loss analysis is generally based on management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

As security on the loan receivable to Biome Grow Inc., the borrower holds approximately 745,000 Common Shares which cannot be sold without the proceeds from any sale being provided to the Company as repayment for the loan until the balance is fully discharged. For more information see “Subsequent Events” in “Corporate Highlights and Events” and “Initiation of Proceedings for Loan Repayment” in “Litigation” section of the MD&A.

As of March 31, 2022, the Company assessed the overall risk of the Loan receivable balance and concluded that no expected credit loss under IFRS 9 was required.

Liquidity Risk

The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As of March 31, 2022, the Group’s financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position at March 31, 2022, management considers liquidity risk to be low.

Currency Rate Risk

As at March 31, 2022, a portion of the Group’s financial assets and liabilities held in NIS, Euros, Canadian dollars and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows, as management has determined that this risk is not significant at this point of time.

Tax Remittance

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

Management’s Discussion and Analysis

As at March 31, 2022, the Company’s financial statements included a tax liability of $9,070 and a tax indemnification asset of $8,769. The indemnification asset, intended to cover certain statutory tax obligations arising from the Trichome Transaction to the CRA, consists of: (1) 927,463 Common Shares; (2) The Company is a party to an indemnification agreement (the “Indemnification Agreement”) with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction; (3) the chairman of the Company’s board of directors  entered into a security pledge agreement with the Company to secure the obligations under the Indemnification Agreement, consisting of certain securities of the Company owned by him; (4) the Company’s chairman of the board of directors transferred the Company a cash amount of $3,250 (the “Indemnification Asset”).

As of the date hereof, the chairman of the Company’s board of directors is in default of his obligations under the Indemnification Agreement. Accordingly, the Company enforced its security pursuant to the security pledge agreement to satisfy the tax liabilities, interest and penalties arising from the Trichome Transaction. On April 24, 2022, notices of exercise of its right of exclusive control over the accounts in which are held the financial assets securing the obligations under the Indemnification Agreement were issued.

There can be no assurance that the Indemnification Asset will be sufficient to satisfy the requisite payments to the CRA. Additionally, there can be no assurance that the directors and officers whom are party to the indemnification agreement will make sufficient payments to the Company and/or CRA or make the payments at all.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

CAUTION CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A may contain “forward-looking statements” or “forward-looking information,” within the meaning of applicable Canadian securities legislation (collectively referred to herein as “forward-looking statements” or “forward-looking information”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current expectations and plans with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this MD&A should not be unduly relied upon. Forward-looking information is by its nature prospective and requires IM Cannabis to make certain assumptions and is subject to inherent risks and uncertainties. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

This MD&A and the documents incorporated by reference herein contain certain statements which contain “forward-looking information” within the meaning of Canadian securities legislation (each a “forward-looking statement”). All statements, other than statements of historical fact included in this MD&A, including information that address activities, events or developments that the Company expects or anticipates will or may occur in the future, are forward-looking statements. The use of any of the words “anticipates”, “plans”, “contemplates”, “continues”, “estimates”, “expects”, “intends”, “proposes”, “might”, “may”, “will”, “shall”, “projects”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “capable”, “budget” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this MD&A may include, without limitation, forward-looking statements pertaining to:

●	the Company’s business objectives and milestones and the anticipated timing of execution;
●	the performance of the Company’s business, strategies and operations;
●	the intention to expand the business, operations and potential activities of the Company;
●	geographic diversification and brand recognition;
●	preparations to target, upon legalization, new cannabis markets;
●	the closure of the Focus Facility;
●	expectations relating to the number of patients in Israel licensed by the MOH to consume medical cannabis;
●
expectations of TJAC and MYM on variations of net cost of sales based on the number of pre-harvest plants, after harvest plants, the strains being grown and technological progress in the trimming machines;

●	the future impact of the Oranim Transaction, Panaxia Transaction, Pharm Yarok Transaction and the Vironna Transaction;
●	The Company’s proposed acquisition of the HW Shinua and the Panaxia Pharmacy Closing and the future impact thereof;
●	the future product portfolios of the Group and the Company’s ability to export its products, strains and genetics from Canada to Israel and Germany;
●	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates;
●	the growth of the Company’s brands in the respective jurisdictions;
●	the Company’s retail presence, distribution capabilities and data-driven insights;
●	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
●	cannabis licensing in Israel, Germany and Canada;

Management’s Discussion and Analysis

●	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;
●	expectations regarding the renewal and/or extension of the Group’s licenses;
●	the Group’s anticipated operating cash requirements and future financing needs;
●	the Group’s expectations regarding its revenue, expenses, profit margins and operations;
●	the anticipated Gross Margins, EBITDA and Adjusted EBITDA from the Company’s operations;
●	future opportunities for the Company in Canada, particularly in the premium and ultra-premium segments;
●	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market; and
●	contractual obligations and commitments.

With respect to the forward looking-statements contained in this MD&A, the Company has made assumptions regarding, among other things:

●	the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates;
●	the Company’s satisfaction of international demand for its products;
●	the Company’s ability to implement its growth strategies and leverage synergies of acquisitions;
●	the Company’s ability to reach patients through e-commerce and brick and mortar retail;
●	the development and introduction of new products;
●	the ability to import and the supply of premium and indoor grown cannabis products from third- party suppliers and partners;
●	the changes and trends in the cannabis industry;
●	the Company’s ability to maintain and renew or obtain required licenses, permits or authorization related to its domestic and international operations;
●	the Company’s ability to rely on the export of, creation and maintenance of and maintain a consistent supply of imported cannabis from the Canadian Facilities;
●	the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities;
●	the effectiveness of its products for medical cannabis patients and recreational consumers;
●	future cannabis pricing and input costs;
●	cannabis production yields;
●	the Company being able to continue to drive organic growth from Canadian operations; and
●	the Company’s ability to market its brands and services successfully to its anticipated customers.

Management’s Discussion and Analysis

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

●	general business risk and liability, including claims or complaints in the normal course of business;
●	any failure of the Company to maintain “de facto” control over Focus and/or HW Shinua in accordance with IFRS 10 Consolidated Financial Statements (“IFRS 10”);
●	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus or licensed entities in contravention of Israeli regulations;
●	limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market;
●	the ability and/or need to obtain additional financing for continued operations;
●	the lack of control over the Company’s investees;
●	the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;
●
unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in Israel, Germany, Canada, or any jurisdictions in which the Company intends to operate;

●	the Company’s ability to continue to meet the listing requirements of the CSE and the NASDAQ;
●	the Israeli government deciding to abandon the decriminalization or legalization of adult-use recreational cannabis;
●	any change in the political environment which would negatively affect the prospect of decriminalization or legalization of adult-use recreational cannabis in Israel;
●	any unexpected failure of Focus to maintain in good standing or renew its licenses;
●	any adverse outcome of the Construction Proceedings;
●	any unexpected failure of Adjupharm to maintain in good standing or renew any of its Adjupharm Licenses;
●	any unexpected failure of TJAC to maintain in good standing or renew any of the TJAC Licenses or MYM License;
●	the reliance on the Canadian Facilities to conduct medical cannabis activities;
●
any unexpected failure of TJAC and/or MYM to maintain their facilities in good standing with all applicable regulations, including all required licenses and permits and under the TJAC Leases and the Sublime Lease;

●	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
●
the ability of the Company, following the Trichome Transaction, the MYM Transaction, the Panaxia Transaction, the Pharm Yarok Transaction, the Oranim Transaction and the Vironna Transaction to integrate each entity into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration;

●
any potential undisclosed liabilities of Trichome, MYM, Pharm Yarok, Rosen High Way, Oranim Pharm, and Vironna or other entities acquired by the Company that were unidentified during the due diligence process;

●	the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities;
●	the ability of the Group to deliver on their sales commitments or growth objectives;
●	the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;

Management’s Discussion and Analysis

●
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Proceedings, the MOH allegations and the class action proceedings described herein;

●	the impact of increasing competition;
●	any lack of merger and acquisition opportunities;
●	inconsistent public opinion and perception regarding the use of cannabis;
●	engaging in activities considered illegal under US federal law related to cannabis;
●	political instability and conflict in the Middle East, Eastern Europe and Ukraine;
●	adverse market conditions;
●	unexpected disruptions to the operations and businesses of the Group as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19;
●	the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses;
●	the Group’s ability to sell its products;
●	currency fluctuations;
●	any change in accounting practices or treatment affecting the consolidation of financial results;
●	the costs of inputs;
●	reliance on management; and
●	the loss of key management and/or employees.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings “Risk Factors” and “Contingent Liabilities and Commitments” of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking information is based is provided in the Company’s disclosure materials, including in this MD&A under “Legal and Regulatory – Risk Factors” and the Company’s current annual information form under “Risk Factors”, filed with the securities regulatory authorities in Canada and which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

All forward-looking information in this MD&A is qualified by these cautionary statements.

Management’s Discussion and Analysis

FINANCIAL OUTLOOK

The forward-looking information in this MD&A contain statements in respect of estimated revenues. The Company and its management believe that the estimated revenues are reasonable as of the date hereof and are based on management’s current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company’s current accounting policies. These estimates are considered financial outlooks under applicable securities legislation. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management’s current expectations and goals relating to the sales agreements described in the “Corporate Highlights and Events” section of this MD&A and other previously announced Focus sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities legislation. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Group’s control. See the risks and uncertainties discussed in the “Risk Factors” section and elsewhere in this MD&A and other risks detailed from time to time in the publicly filed disclosure documents of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

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